Exhibit 3.1

INSTITUTIONAL FINANCIAL MARKETS, INC.

ARTICLES SUPPLEMENTARY

SERIES E VOTING NON-CONVERTIBLE

PREFERRED STOCK

(PAR VALUE $.001 PER SHARE)

INSTITUTIONAL FINANCIAL MARKETS, INC. (the “Corporation”), a Maryland corporation, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Pursuant to the authority vested in the Board of Directors of the Corporation (the “Board of Directors”) by the charter of the Corporation (the “Articles”), the Board of Directors on May 6, 2013 adopted a resolution which duly reclassified 4,983,557 authorized but unissued shares of Preferred Stock, par value $.001 per share, of the Corporation as a series of Preferred Stock designated as “Series E Voting Non-Convertible Preferred Stock.”

SECOND: The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions for redemption, as established by the Board of Directors of the Corporation for such Series E Voting Non-Convertible Preferred Stock, which, upon any restatement of the Articles, shall become part of Article IV of the Articles, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof, are as follows:

As used in this Article SECOND, the following terms have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa):

“Common Stock” has the meaning assigned to it in Section 4.1 of the Articles.

“Holders” means the Person(s) that hold(s) outstanding shares of the Series E Preferred Stock.

“IFMI Units” means units of membership interest in IFMI, LLC, a limited liability company organized under the laws of the State of Delaware.

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order issued or promulgated by any national, supranational, state, federal, provincial, local or municipal government or any administrative or regulatory body.

“Person” means any individual, corporation, partnership, limited liability company or partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof) or other entity.

“Preferred Stock” means all preferred stock of the Corporation, par value $.001 per share, regardless of series.

“Series E Preferred Stock” has the meaning assigned to it in Section 1.

“Stock” means any and all shares, interests, participations or other equivalents (however designated) of stock of the Corporation.

Section 1. Designation and Number of Shares. Four million nine hundred eighty-three thousand five hundred fifty-seven (4,983,557) shares of the Preferred Stock of the Corporation are classified as a series of Preferred Stock designated as “Series E Voting Non-Convertible Preferred Stock” (hereinafter referred to as the “Series E Preferred Stock”). The Corporation may not issue fractional shares of Series E Preferred Stock.

Section 2. Dividends and Distributions. Holders of the Series E Preferred Stock shall not be entitled to receive any dividends or other distributions (whether in cash, stock or property of the Corporation).

Section 3. Voting Rights.

(a) Except as may be provided herein, the holders of Series E Preferred Stock and Common Stock shall vote together as a single class on all matters with respect to which a vote of the stockholders of the Corporation is required or permitted under applicable Law. Subject to adjustment as set forth in Section 7, each outstanding share of Series E Preferred Stock shall entitle the holder thereof to one vote on each matter properly submitted to the Holders for their vote.

(b) In addition to the voting rights provided to the Series E Preferred Stock by Section 3(a) above, the affirmative vote of Holders entitled to cast a majority of the votes entitled to be cast by holders of outstanding shares of Series E Preferred Stock (if any Series E Preferred Stock is then outstanding), voting separately as a class, shall be necessary to: (i) approve any amendment, alteration or repeal of any of the provisions of the Articles, whether by merger, consolidation or otherwise, that would adversely affect or cause to be terminated the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series E Preferred Stock; provided, however, that neither the increase in the number of authorized or outstanding shares of Common Stock nor the classification or issuance or any shares of any class or series of Stock other than Series E Preferred Stock shall be deemed to adversely affect or terminate the rights, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series E Preferred Stock, and the Holders shall have no right to vote thereon; and provided further, that the amendment, alteration or repeal of any provision of the Articles in connection with any merger, consolidation or other event shall not be deemed to adversely affect or terminate the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series E Preferred Stock, and the Holders shall have no right to vote thereon, if, following such merger, consolidation or other event, the Holders receive equity securities of the successor or survivor of such merger, consolidation or other event with preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption that are substantially identical to those of the Series E Preferred Stock, taking into account that, upon the occurrence of such merger, consolidation or other event, the Corporation may not be the surviving entity and the surviving entity may not be a corporation; or (ii) classify, reclassify or issue any shares of Series E Preferred Stock.

Section 4. Certain Restrictions on Transfer. No Person holding shares of Series E Preferred Stock beneficially or of record may transfer, and the Corporation shall not register the transfer of, such shares of Series E Preferred Stock, whether by sale, assignment, gift, bequest, appointment, operation of Law or otherwise, except for a transfer upon the death of such holder to any one or more Permitted Transferees; provided, however, that no such transfer of Series E Preferred Stock to any such Permitted Transferee shall be valid unless such Permitted Transferee, as of the date of such holder’s death, either then holds or becomes entitled to receive a number of Cohen IFMI Units (as defined below) equal to or greater than such number of shares of Series E Preferred Stock. For purposes hereof, a “Permitted Transferee” or “Permitted Transferees” shall mean any one or more of (i) Daniel G. Cohen’s spouse and descendants and (ii) any trustees, custodians (under any Uniform Transfer to Minors Act or similar legislation), or other fiduciaries for any one or more of Daniel G. Cohen’s spouse and descendants.

Section 5. Reacquired Shares. Any shares of Series E Preferred Stock redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever, shall become authorized but unissued shares of Preferred Stock, without designation as to series.

Section 6. Liquidation, Dissolution or Winding-Up. Holders of the Series E Preferred Stock shall not be entitled to receive any distributions upon liquidation, dissolution or winding-up of the Corporation.

Section 7. Adjustments. The voting power of the Series E Preferred Stock shall be subject to adjustment from time to time as follows:

(a) Splits, Subdivisions, Combinations, Dividends or Distributions. If the Corporation at any time effects a split, combination or subdivision of the outstanding shares of Common Stock or declares a dividend or other distribution on the Common Stock payable in additional shares of Common Stock, then, as of the date of such split, dividend or distribution (or, if a record date is established for such a dividend or distribution, as of such record date), the number of votes entitled to be cast by a holder of one share of Series E Preferred Stock shall be proportionately increased or decreased in the same manner and on the same basis so that the aggregate voting power represented by all of the authorized shares of Series E Preferred Stock immediately following such split, combination, subdivision, dividend or distribution shall bear the same relationship to the number of shares of Common Stock outstanding immediately following such split, combination, subdivision, dividend or distribution as the aggregate voting power represented by all of the authorized shares of Series E Preferred Stock immediately prior to such split, combination, subdivision, dividend or distribution bears to the number of shares of Common Stock outstanding immediately prior to such split, combination, subdivision, dividend or distribution.

(b) Mergers and Other Transactions. To the fullest extent permitted by Law, the Corporation shall not enter into or undertake any consolidation, merger, combination or other transaction (other than a reclassification described in Section 7(c) below) in which shares of Common Stock are exchanged for or converted into stock or securities having voting rights in the surviving or resulting entity unless each share of Series E Preferred Stock shall be entitled to be exchanged for or converted into a number of shares of a separate class of stock or securities in the surviving or resulting entity (the “Resulting Shares”), which shall entitle the holder of one such Resulting Share to cast a number of votes equal to (i) the number of votes entitled to be cast by the holder of one share of stock or other security into which or for which each share of Common Stock is exchanged or converted multiplied by (ii) the number of votes entitled to be cast by the holder of one share of Series E Preferred Stock immediately prior to such exchange; provided, however, in any such case the Resulting Shares shall have no rights to dividends or other distributions.

(c) Reclassification. If, at any time or from time to time, there shall be a reclassification of the outstanding shares of Common Stock into shares of any other class or series of Stock (other than a split, subdivision or combination provided for elsewhere in this Section 7), then the number of votes entitled to be cast by a Holder of one share of Series E Preferred Stock of the Corporation shall be increased or decreased in proportion to the increase or decrease in the aggregate number of shares of Stock to which a holder of one share of Common Stock is entitled in connection with such reclassification; provided, however, that if the shares of stock issued to the holders of Common Stock in connection with such reclassification have more or less than one vote per share, then the number of votes entitled to be cast by a holder of one share of Series E Preferred Stock shall be increased or decreased in proportion to the increase or decrease in the aggregate number of votes of stock that a holder of one share of Common Stock is entitled to cast as a result of such reclassification. Following any reclassification in accordance with this Section 7(c), all references to Common Stock herein shall, if and as applicable, refer thereafter to shares of Stock deliverable to the holders of Common Stock upon such reclassification.

(d) Notices to Series E Preferred Stock. In the event of any proposed action by the Corporation that would require an adjustment pursuant to this Section 7, the Corporation shall mail to the Holders of Series E Preferred Stock, at least twenty (20) days prior to the date of such action, a notice specifying such date and the amount and/or character of such action.

Section 8. Redemption. In the event that, at any time following the date hereof and from time to time, the Corporation shall redeem (in exchange for cash or Common Stock) or otherwise acquire (in any manner whatsoever) any of the IFMI Units owned by Cohen Bros. Financial, LLC as of the date hereof (“Cohen IFMI Units”) or any of such Cohen IFMI Units owned by any of Cohen Bros. Financial, LLC’s Permitted Transferees following the date hereof, the Corporation shall redeem (each a “Redemption”) an equal number of shares of Series E Preferred Stock in exchange for a cash payment (in U.S. Dollars), in full upon such Redemption and out of funds legally available, equal to the aggregate par value of all shares of Series E Preferred Stock redeemed pursuant to such Redemption. Other than as set forth in this Section 8, shares of Series E Preferred Stock are not subject to redemption at the option of the Corporation or subject to any sinking fund or other mandatory right of redemption accruing to the Holders thereof.

Section 9. No Appraisal Rights. Holders of shares of Series E Preferred Stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the Maryland General Corporation Law or any successor statute unless the Board of Directors, upon the affirmative vote of a majority of the Board of Directors, shall determine that such rights apply with respect to the Series E Preferred Stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

THIRD: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FOURTH: These Articles Supplementary are effective as of May 9, 2013 at 5:00 p.m. Eastern Time.

FIFTH: The undersigned Chief Financial Officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Financial Officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, Institutional Financial Markets, Inc. has caused these presents to be signed in its name and on its behalf by its Chief Financial Officer and its corporate seal to be hereunto affixed and attested to by its Secretary this 9th day of May, 2013.

ATTEST:		INSTITUTIONAL FINANCIAL MARKETS, INC.

By:	/s/ Rachael Fink	By:	/s/ Joseph W. Pooler, Jr.

Name:	Rachael Fink	Name:	Joseph W. Pooler, Jr.
Title:	Secretary	Title:	Executive Vice President, Chief Financial Officer and Treasurer
(SEAL)

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